UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Alvarion Ltd. (the “Registrant”) hereby advises that its Annual General Meeting of Shareholders (the “Meeting”) was held on September 10, 2012 at its offices in Tel-Aviv, Israel.

One hour before the time scheduled for the Meeting, the shares present in person or represented by proxy constituted less than 33.33% of the voting power of the Registrant. Accordingly, a quorum was not present at the Meeting. In accordance with the Registrant’s Articles of Association, the Chairman of the Meeting, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy, resolved to adjourn the Meeting to the same day a later time, at the offices of the Registrant. At the adjourned Meeting, the necessary quorum (consisting of any two shareholders attending the adjourned Meeting in person or by proxy) was present and all items on the agenda were duly adopted by a majority of the votes present (in person or by proxy).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: September 11, 2012	By:	/s/ Leor Porat
Name: Leor Porat
Title: General Counsel and Corporate Secretary